SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

18006262

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/207
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PineBridge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue - 4th Floor
(No. and Street)

New York | NY | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Russo (646) 857-8623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
(Name – *if individual, state last, first, middle name*)

750 Third Avenue | New York | NY | 10022
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PineBridge Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance

Title

Notary Public

DIANE T LARKIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6156678
Qualified in New York County
My Commission Expires May 20, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF New York
COUNTY OF New York
Sworn to (or affirmed) and subscribed before me this 27th day of Feb, 2018 by William Russo.

Notary Public's Signature — Notary Name: Diane T. Larkin
OR
Personally Known ______
Type of Notification Produced: ______

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2017

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Index
December 31, 2017

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–5

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
PineBridge Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PineBridge Securities LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012.

EISNERAMPER LLP
New York, New York
February 27, 2018

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	345,081
Due from affiliates		12,760
Prepaid expenses		107,042
Total Assets	$	464,883
LIABILITIES		
Accounts payable and accrued expenses	$	35,572
Due to affiliates		2,231
Total Liabilities		37,803
MEMBER'S EQUITY		
Member's equity		427,080
Total Member's Equity		427,080
Total Liabilities and Member's Equity	$	464,883

The accompanying notes are an integral part of the statement of financial condition.

1. Business and Organization

PineBridge Securities LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of PineBridge Investments Holdings US LLC (the "Parent" or "Member"), whose ultimate parent is Pacific Century Group, a Hong Kong based private investor group. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as placement agent for private funds in the United States. There are no employees in the Company.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash includes cash held in a non-interest bearing account. Cash as of December 31, 2017 was $345,081.

Distribution Fees

The Company earns fees by acting as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services irrespective of the success of the offering of securities. The distribution fees are recorded by the Company on a monthly basis.

Fair Value of Financial Instruments

The recorded amounts of the Company's assets and liabilities approximate their fair values principally because of the short-term nature of these items.

New Accounting Guidance

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue From Contracts With Customers (Topic 606) which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The new guidance is effective for the Company beginning January 1, 2018. The Company is currently evaluating the potential impact of this standard on its financial statements.

3. Unincorporated Business Taxes

The Company, as a single member limited liability company, is a disregarded entity for federal and state income tax purposes and, accordingly, is not subject to federal, state, or local income taxes.

Since the sole owner is only subject to New York City Unincorporated Business Tax ("UBT taxes"), the Company is only obligated to provide for such tax on a standalone basis.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

4. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company's net capital was $257,278 above its required net capital of $50,000. The Company's aggregate indebtedness to net capital percentage was 12.30%.

The Company is an introducing broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

5. Related Parties

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All revenue generated by the Company was derived from a related party. The following is a summary of related party transactions.

- The Company has a service agreement with PineBridge Investments LLC ("PBI") whereas the Company will act as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services. At December 31, 2017, there was no amount due from PBI.
- During the year ended December 31, 2017, the Company had various transactions related to allocations from other related parties. At December 31, 2017, Due from affiliates and Due to affiliates in the statement of financial condition amounted to $12,670 and $2,231, respectively.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

6. Concentrations of Credit Risk

The Company's cash equivalents are held at a major U.S. based money center bank with a credit rating of A+ at December 31, 2017. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation ("FDIC") coverage amounts; therefore, the Company is subject to a concentration of credit risk with this major U.S. based money center bank. The Company regularly monitors the credit ratings of the U.S. bank to mitigate the credit risk that exists with the balances not protected by FDIC insurance.

7. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.